

Mail Stop 3720

August 6, 2015

Kevin D. Howard
Senior Vice President—Finance
Controller and Chief Accounting Officer
CCH I, LLC
400 Atlantic Street
Stamford, CT 06901

> **Re: CCH I, LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 28, 2015**
> **File No. 333-205240**

Dear Mr. Howard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 23, 2015 letter.

The Transactions, page 131

1.   We note your revised disclosure in response to comment 14. In order to better understand New Charter's anticipated national presence, please include Comcast Corporation in your discussion of broadband and video markets. For example, it appears that New Charter and Comcast will compete nationally in their commercialization of their respective video and online advertising inventories. In doing so, please maintain your description of anticipated competitors within your expected footprint.

Kevin D. Howard
CCH I, LLC
August 6, 2015
Page 2

Certain Beneficial Owners of Charter Class A Common Stock, page 328

2.   We note your response to comment 25; however, Rule 13d-3(a) provides that a person may have beneficial ownership if they, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise have or share voting or investment power. Please provide us with further analysis supporting your view that Mr. Malone's position on the Executive Committee of the Board of Liberty Broadband and his relationship with his co-Executive Committee member, Mr. Maffei, does not bestow beneficial ownership upon Mr. Malone as determined under Rule 13d-3(a). Notwithstanding the Executive Committee's requirement for unanimity and the absence of an "agreement" between Messrs. Malone and Maffei, under these facts and circumstances, it appears that Mr. Malone, through his position on the Committee, his role as Chairman, his significant equity interest and his relationship with Mr. Maffei, may have the power to direct the voting and disposition of Liberty Broadband's 25% interest in Charter because of an "arrangement, understanding or relationship" between Mr. Maffei and himself.

        Please contact Justin Kisner, Staff Attorney at (202) 551-3788, or me at (202) 551-3810 with any questions.

                                                Sincerely,

                                                /s/ Larry Spirgel

                                                Larry Spirgel
                                                Assistant Director
                                                AD Office 11 – Telecommunications

cc: Steven A. Cohen
        DongJu Song
        Wachtell, Lipton, Rosen & Katz